FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of 24 February, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




24 February 2004


                COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE

                 THREE AND TWELVE MONTHS ENDED 31 DECEMBER 2003



HIGHLIGHTS (1)


- Turnover up 14% to GBP1,166.3 million for year, (constant currency growth of 6%)

- Turnover up 16% to GBP306.3 million in fourth quarter, (constant currency growth of 8%)

- Corporate customer turnover up 18% for year and 16% in fourth quarter

- Wholesale customer turnover up 7% for year and 17% in fourth quarter

- Gross margin before depreciation and exceptional items improved from 30.5% to 34.2% for year and from 33.2% to 35.5% in fourth quarter

- EBITDA(2) up 128% to GBP163.4 million for year and up 74% to GBP48.2 million in fourth quarter

- Capital expenditure of GBP141.0 million for year and GBP32.7 million in fourth quarter

- Free cash outflow (3) reduced from GBP300.0 million in 2002 to GBP30.4 million in 2003

- Strong liquidity position with cash and liquid resources of GBP802.4 million

- Staff levels including temporary and contract workers reduced by 17% during the year to 4,044


(1)  All comparisons are with the equivalent period of the prior year.

(2) EBITDA (earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales and exceptional items) is viewed by management as an operating cash flow measure. Refer to note 5b for a reconciliation from EBITDA to net cash inflow from operating activities.

(3) Free cash flow is the sum of net cash inflow from operating activities less net cash outflows from returns on investments and servicing of finance and from capital expenditure and financial investment.

(4)  All comparisons are with the equivalent period of the prior year.

(5) EBITDA (earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales and exceptional items) is viewed by management as an operating cash flow measure. Refer to note 5b for a reconciliation from EBITDA to net cash inflow from operating activities.

(6) Free cash flow is the sum of net cash inflow from operating activities less net cash outflows from returns on investments and servicing of finance and from capital expenditure and financial investment.



Commenting on the results for the year COLT Telecom Group Chairman Barry Bateman said:

"In a continuing difficult trading environment it is encouraging that COLT managed to deliver further improvement in its key operating results. Turnover grew by 14% to GBP1,166.3 million in 2003 with EBITDA up 128% to GBP163.4 million.

"COLT remains strong financially. We reduced operating cash consumption from GBP300.0 million in 2002 to GBP30.4 million in 2003. Taking into account the repurchase and redemption of some of our bonds for a cash consideration of GBP144.5 million we ended the year with cash and liquid resources of GBP802.4 million. We remain confident in achieving our goal of being free cash flow positive on a sustainable basis during 2005.

"2004 is likely to be another challenging year. Nevertheless our reputation for world class customer service, expanding product range and financial stability positions us well for another year of progress."


Commenting on the results for the fourth quarter Steve Akin, COLT's President and Chief Executive Officer said:

"Fourth quarter turnover and EBITDA have continued to improve with turnover growing by 16% to GBP306.3 million and EBITDA by 74% to GBP48.2 million. Not only has turnover continued to grow but we have achieved an accelerating rate of constant currency turnover growth from 3% in the first quarter to 8% in the fourth quarter.

"Turnover growth and improved turnover mix combined with continuing tight management of operating costs have contributed to the improvement in gross margin before depreciation to 35.5% in the fourth quarter compared with 33.2% in the comparable quarter of 2002 with EBITDA margin expanding to 16% from 11%.

"COLT continues to be recognised for its outstanding customer service and the contribution made to the communities in which we operate. In Germany, for the second time, we won the IT-Elite award for customer service. We won the Greenfield prize in recognition of our contribution in providing Turin with one of the most advanced technology infrastructures in Italy and in the UK COLT was the only telecommunications company to win the Westminster Gold Award for considerate contracting.

"Underpinning our financial performance has been our success in selling more to existing customers as well as winning new customers. At the end of the quarter we had 19,565 network and data solutions customers, an increase of 26% over the position at the end of 2002. Corporate customer revenues grew by 16% with wholesale customer revenue growth of 17%. We further reinforced our longstanding relationship with Deutsche Bank. Among the more significant new business wins during the quarter were ToldSkat, the Danish taxation authority where COLT will be providing service in Copenhagen and 29 regional offices. In Rome, new contracts have been awarded by the Department of Education and La Sapienza University for high bandwith data services and in Germany we have continued to expand the level of business we do with Commerzbank and EDS.

"We continue to tightly manage costs and have further reduced staff numbers. At the end of the quarter employee numbers were 4,044, including temporary and contract staff compared with 4,855 at the end of 2002. We also sold our Fitec subsidiary during the quarter, which accounted for 103 of the reduction in staff numbers.

"We are looking at further opportunities to improve customer service and achieve further operating efficiencies. In particular we are examining the possibility of establishing a new support organisation in India.

"COLT is continuing to move in the right direction and as we go through 2004 we will continue to focus on profitable revenue growth and tight management of operating costs and capital expenditure. I believe we will continue to grow and be successful."



KEY FINANCIAL DATA                    Three months           Twelve months
                                      ended 31 December      ended 31 December

                                       2002      2003          2002       2003
                                      GBP m      GBP m        GBP m       GBP m

Turnover                              263.2     306.3       1,027.2    1,166.3

Interconnect and network costs       (175.7)   (197.7)       (713.6)    (766.9)
before exceptional items

Gross profit before depreciation       87.5     108.6         313.6      399.4
and exceptional items

Gross profit before depreciation       33.2%     35.5%         30.5%      34.2%
and exceptional items %

Network depreciation                  (50.8)    (50.4)       (212.0)    (204.4)

Exceptional interconnect and             --        --        (526.3)        --
network costs

Gross profit (loss)                    36.7      58.2        (424.7)     195.0
Loss for the period (before           (44.8)    (23.5)       (236.1)    (134.7)
exceptional items)
Loss for the period (after            (45.2)    (21.1)       (718.3)    (124.6)
exceptional items)
EBITDA (1)                             27.7      48.2          71.5      163.4

(1) EBITDA (earnings before interest, tax, depreciation, amortisation, foreign exchange, infrastructure sales and exceptional items) is viewed by management as an operating cash flow measure.
 Refer to note 5b for reconciliation from EBITDA to net cash inflow from operating activities.

OPERATING STATISTICS

                                    Q4 02            Q4 03            Growth

Customers (at end of period)
North Region                         4,578            5,708               25%
Central Region                       5,716            6,838               20%
South Region                         5,229            7,019               34%
                                    15,523           19,565               26%

Customers (at end of period)
Corporate                           14,603           18,581               27%
Wholesale                              920              984                7%
                                    15,523           19,565               26%

Switched Minutes (million) (for quarter)
North Region                         1,354            1,541               14%
Central Region                       2,682            3,480               30%
South Region                           967            1,041                8%
                                     5,003            6,062               21%


Private Wire VGEs (000) (at end of quarter)
North Region                         8,749           10,433               19%
Central Region                       8,541           11,274               32%
South Region                         3,133            4,906               57%
                                    20,423           26,613               30%


Headcount (at end of quarter)
North Region                         1,511            1,236              (18%)
Central Region                       1,641            1,393              (15%)
South Region                         1,243              932              (25%)
Group / Other                          289              305                6%
                                     4,684            3,866              (17%)



North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.


Customers represent the number of customers who purchase network and data solutions products. The categorisation of some customers between corporate and wholesale is reviewed periodically and may change. Where possible changes are reflected in prior period comparatives.


Headcount comprises active employees excluding temporary and contract workers.



FINANCIAL REVIEW


Turnover

Turnover increased from GBP263.2 million and GBP1,027.2 million for the three and twelve months ended 31 December 2002 to GBP306.3 million and GBP1,166.3 million for the three and twelve months ended 31 December 2003, increases of GBP43.1 million and GBP139.1 million or 16% and 14% respectively. Turnover also benefited from the weakness of the British pound relative to the Euro. At constant exchange rates growth over the three and twelve months ended 31 December 2002 was 8% and 6% respectively. The increase in turnover was driven by continued demand for COLT's services from existing and new customers and new service introductions. However, the rates of growth have been affected by weak economic growth across Europe generally.

Turnover from corporate customers increased from GBP156.4 million and GBP584.8 million for the three and twelve months ended 31 December 2002 to GBP181.4 million and GBP692.7 million for the three and twelve months ended 31 December 2003, increases of 16% and 18%. Turnover from corporate customers represented 59% of total turnover in the three and twelve months ended 31 December 2003 compared with 59% and 57% in the comparable periods of 2002. Switched turnover from corporate customers for the three and twelve months ended 31 December 2003 was GBP88.2 million and GBP337.0 million, increases of 16% and 14% respectively. Non-switched and other turnover from corporate customers for the three and twelve months ended 31 December 2003 was GBP93.2 million and GBP355.7 million, increases of 16% and 23%, respectively.

Turnover from wholesale customers increased from GBP106.8 million and GBP442.5 million for the three and twelve months ended 31 December 2002 to GBP124.9 million and GBP473.6 million for the three and twelve months ended 31 December 2003, increases of 17% and 7% respectively and represented 41% of total turnover compared with 41% and 43% in the comparable periods of 2002. Switched turnover from wholesale customers for the three and twelve months ended 31 December 2003 was GBP99.8 million and GBP365.7 million, increases of 26% and 11% respectively. Non-switched and other turnover from wholesale customers for the three and twelve months ended 31 December 2003 was GBP25.1million and GBP108.0 million, decreases of 9% and 5% respectively.

For the three and twelve months ended 31 December 2003 6.1 billion and 21.9 billion switched minutes were carried compared with 5.0 billion and 20.0 billion in the equivalent periods of 2002. Average switched revenue per minute was flat for the three months and increased 3% for the twelve months ended December 2003 compared to the equivalent periods in 2002.

At 31 December 2003 COLT had 26.6 million voice grade equivalent private wires
in service, an increase of   30% compared to 31 December 2002. Growth in
non-switched services reflected the growth in demand for local, national and international bandwidth services, partially offset by circuit cancellations, and to a lesser extent, the disposal of Fitec towards the end of the quarter. The growth in non-switched services also reflects the growing success COLT is achieving in the provision of IPVPN services.


Cost of Sales

Cost of sales, before exceptional items, increased from GBP226.5 million and GBP925.6 million for the three and twelve months ended 31 December 2002 to GBP248.1 million and GBP971.4 million for the three and twelve months ended 31 December 2003, increases of GBP21.6 million and GBP45.8 million or 10% and 5% respectively.

Interconnection and network costs, before exceptional items, increased from GBP175.7 million and GBP713.6 million for the three and twelve months ended 31 December 2002 to GBP197.7 million and GBP766.9 million for the three and twelve months ended 31 December 2003 as a result of the overall increase in business partially offset by ongoing cost containment measures.

Network depreciation, before exceptional items, decreased from GBP50.8 million for the three months ended 31 December 2002 to GBP50.4 million and for the three months ended 31 December 2003 and decreased from GBP212.0 million for the twelve months ended December 2002 to GBP204.4 million for the 12 months ended 31 December 2003. The decrease was primarily attributable to the impairment provisions recorded in September 2002, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

In 2002, an exceptional charge of GBP18.3 million was recognised for severance provisions related to the staff reduction programmes announced in February and September 2002 and an impairment charge of GBP508.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place. There were no exceptional charges in 2003.


Operating Expenses

Operating expenses, before exceptional items, increased from GBP69.0 million for the three months ended 31 December 2002 to GBP69.6 million for the three months ended 31 December 2003 and decreased from GBP292.0 million for the 12 months ended 31 December 2002 to GBP274.5 million for the comparable period in 2003.

Selling, general and administrative (SG&A) expenses, before exceptional items, increased from GBP59.8 million for the three months ended 31 December 2002 to GBP60.3 million for the three months ended 31 December 2003 and decreased from GBP242.1 million for the 12 months ended 31 December 2002 to GBP235.9 million for the comparable period in 2003. The reduction in 2003 reflected ongoing cost containment measures. SG&A before exceptional items as a proportion of turnover in the three and twelve months ended 31 December 2003 was 20% compared with 23% and 24% in the comparable periods of 2002.

Other depreciation and amortisation, before exceptional items, increased from GBP9.1 million for the three months ended 31 December 2002 to GBP9.3 million for the three months ended 31 December 2003 and decreased from GBP49.9 million for the 12 months ended 31 December 2002 to GBP38.5 million for the comparable period in 2003. The reduction in 2003 reflected the effect of the impairment provisions recorded in September 2002 and other assets being fully depreciated, partially offset by increased investment in customer service and support systems.

In 2002, an exceptional charge of GBP18.9 million was recognised for severance provisions related to the staff reduction programmes announced in February and September 2002 and an impairment charge of GBP43.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place.

In 2003 an exceptional profit of GBP2.5 million was recognised on the disposal of COLT eCustomer Solutions France SAS ('Fitec') and COLT Internet AB (Sweden Internet).


Interest Receivable, Interest Payable and Similar Charges

Interest receivable decreased from GBP8.4 million and GBP38.1 million for the three and twelve months ended 31 December 2002 to GBP6.5 million and GBP26.7 million for the three and twelve months ended 31 December 2003 due to reduced average balances of cash and investments in liquid resources and lower rates of return during the period.

Interest payable and similar charges decreased from GBP23.6 million and GBP96.3 million for the three and twelve months ended 31 December 2002 to GBP21.0 million and GBP88.3 million for the equivalent periods in 2003. The decrease was due primarily to a reduction in debt levels reflecting the purchase and redemption of some of the Company's outstanding notes, during 2002 and 2003.

Interest payable and similar charges for the three and twelve months ended 31 December 2003 included: GBP8.6 million and GBP34.4 million respectively of interest and accretion on convertible debt; GBP12.3 million and GBP51.7 million respectively of interest and accretion on non-convertible debt; and GBP0.1 million and GBP2.2 million respectively of other interest and unwinding of discounts on provisions.

Interest payable and similar charges for the three months ended 31 December 2003 comprised GBP15.2 million and GBP5.8 million of interest and accretion respectively.


Gain on Purchase of Debt

There were no gains on purchases of debt in the three months ended 31 December 2003. Gains arising on the purchase of debt during the twelve months ended 31 December 2003 amounted to GBP7.6 million. Gains arising on the purchase of debt for the three and twelve months ended 31 December 2002 were nil and GBP101.7 million respectively.

On 22 December 2003 all of the outstanding U.S. dollar 12% Senior Discount Notes due 2006 were redeemed early at the principal amount of the Notes for a cash consideration of GBP120.7 million.


Exchange Gain

For the three and twelve months ended 31 December 2003 there were exchange gains of GBP2.3 million and GBP6.4 million compared with exchange gains of GBP2.6 million and GBP12.4 million in the equivalent periods in 2002. These gains were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars. In the twelve months ended 31 December 2002 there was an exceptional exchange gain of GBP4.8 million from the unwinding of the forward foreign currency contracts previously held as a condition of a bank facility which COLT terminated in June 2002.


Tax on Loss on Ordinary Activities

For the three and twelve months ended 31 December 2002 and 2003, COLT generated losses on ordinary activities of GBP45.2 million and GBP718.3 million and GBP21.1 million and GBP124.6 million, respectively and had no taxable profits.


Financial Needs and Resources

The costs associated with the construction and expansion of COLT's networks, including development, installation and operating expenses have resulted in cumulative negative cash flows. COLT does not expect to achieve sustainable positive free cash flow until some time during 2005.

Net cash inflow from operating activities was GBP26.9 million and GBP139.3 million for the three and twelve months ended 31 December 2002 and GBP34.9 million and GBP147.9 million for the three and twelve months ended 31 December 2003. Changes to cash flow from operations include the effect of the timing of stage billings and payments with telecommunications operators associated with the construction of the Company's inter-city network and the effects of movements in provisions. Net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment decreased from GBP88.2 million and GBP439.3 million in the three and twelve months ended 31 December 2002 to GBP48.7 million and GBP178.3 million for the three and twelve months ended 31 December 2003.

Free cash outflow, the sum of net cash inflow from operating activities less net cash outflows from returns on investments and servicing of finance and from capital expenditure and financial investment, improved from outflows of GBP61.3 million and GBP300.0 million in the three and twelve months ended 31 December 2002 to outflows of GBP13.8 million and GBP30.4 million in the three and twelve months ended 31 December 2003.

The decrease in net cash outflow was primarily a result of reduced purchases of tangible fixed assets, which decreased from GBP72.4 million and GBP412.1 million for the three and twelve months ended 31 December 2002 to GBP32.7 million and GBP141.0 million for the equivalent periods in 2003.

Net cash outflow from financing for the three and twelve months ended 2002 was nil and GBP97.2 million compared with GBP119.5 million and GBP142.8 million in the comparable periods of 2003. The changes were primarily as a result of the redemption of the U.S. dollar 12% Senior Discount Notes on 22 December 2003 for GBP120.7 million partially offset by reduced bond purchases, which decreased from GBP97.2 million in 2002 to GBP23.8 million in 2003. There were no bond purchases during the three months ended 31 December 2002 and 2003. COLT had balances of cash and investments in liquid resources at 31 December 2003 of GBP802.4 million compared with GBP934.9 million at 31 December 2002.



Consolidated Profit and Loss Account

                                          Three months ended 31 December

                                          2002          2002            2002
                                          Before        Exceptional     After
                                          Exceptional   Items           Exceptional
                                          Items                         Items
                                          GBP'000       GBP'000         GBP'000
Turnover                                 263,176          --           263,176

Cost of sales
 Interconnect and network               (175,699)         --          (175,699)
 Network depreciation                    (50,765)         --           (50,765)
                                        (226,464)         --          (226,464)

Gross profit                              36,712          --            36,712

Operating expenses
 Selling, general and                    (59,815)         --           (59,815)
  administrative
 Other depreciation and                   (9,136)         --            (9,136)
  amortisation
                                         (68,951)         --           (68,951)

Operating profit (loss)                  (32,239)         --           (32,239)

Other income (expense)
 Interest receivable                       8,364          --             8,364
 Interest payable and similar            (23,594)         --           (23,594)
  charges
 Amounts written off investment in            --        (409)             (409)
  own shares
 Gain on purchase of debt                     --          --                --
 Exchange gain                             2,643          --             2,643
                                         (12,587)       (409)          (12,996)

Profit (loss) on ordinary                (44,826)       (409)          (45,235)
activities before taxation
Taxation                                      --          --                --
Profit (loss) for period                 (44,826)       (409)          (45,235)
Basic and diluted loss per share        GBP(0.03)   GBP(0.00)         GBP(0.03)




                               Three months ended 31 December

                               2003         2003         2003         2003
                               Before       Exceptional  After        After
                               Exceptional  Items        Exceptional  Exceptional
                               Items                     Items        Items
                               GBP'000      GBP'000      GBP'000      $'000

Turnover                        306,263          --      306,263      546,434

Cost of sales
 Interconnect and network      (197,677)         --     (197,677)    (352,695)
 Network depreciation           (50,378)         --      (50,378)     (89,884)
                               (248,055)         --     (248,055)    (442,579)

Gross profit                     58,208          --       58,208      103,855

Operating expenses
 Selling, general and           (60,339)      2,453      (57,886)    (103,280)
  administrative
 Other depreciation and          (9,284)         --       (9,284)     (16,565)
  amortisation
                                (69,623)      2,453      (67,170)    (119,845)

Operating profit (loss)         (11,415)      2,453       (8,962)     (15,990)

Other income (expense)
 Interest receivable              6,532          --        6,532       11,654
 Interest payable and           (20,988)         --      (20,988)     (37,447)
  similar charges
 Amounts written off                 --          --           --           --
  investment in own shares
 Gain on purchase of debt            --          --           --           --
 Exchange gain                    2,329          --        2,329        4,156
                                (12,127)         --      (12,127)     (21,637)

Profit (loss) on ordinary       (23,542)      2,453      (21,089)     (37,627)
activities before taxation
Taxation                             --          --           --           --
Profit (loss) for period        (23,542)      2,453      (21,089)     (37,627)
Basic and diluted loss
per share                      GBP(0.02)    GBP0.01     GBP(0.01)      $(0.02)


There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents. All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.

Consolidated Profit and Loss Account

                                  Twelve months ended 31 December

                                       2002           2002           2002
                                       Before         Exceptional    After
                                       Exceptional    Items          Exceptional
                                       Items                         Items
                                       GBP'000        GBP'000        GBP'000

Turnover                               1,027,258           --        1,027,258

Cost of sales
 Interconnect and network               (713,615)     (18,320)        (731,935)
 Network depreciation                   (212,009)    (508,000)        (720,009)
                                        (925,624)    (526,320)      (1,451,944)

Gross profit (loss)                      101,634     (526,320)        (424,686)

Operating expenses
 Selling, general and                   (242,095)     (18,934)        (261,029)
  administrative
 Other depreciation and                  (49,879)     (43,000)         (92,879)
  amortisation
                                        (291,974)     (61,934)        (353,908)

Operating profit (loss)                 (190,340)    (588,254)        (778,594)

Other income (expense)
 Interest receivable                      38,108           --           38,108
 Interest payable and similar            (96,300)          --          (96,300)
  charges
 Amounts written off investment in            --         (409)            (409)
  own shares
 Gain on purchase of debt                     --      101,668          101,668
 Exchange gain                            12,401        4,844           17,245
                                         (45,791)     106,103           60,312

Profit (loss) on ordinary               (236,131)    (482,151)        (718,282)
activities before taxation
Taxation                                      --           --               --
Profit (loss) for period                (236,131)    (482,151)        (718,282)
Basic and diluted loss per share        GBP(0.16)    GBP(0.32)        GBP(0.48)
share



                           Twelve months ended 31 December

                             2003         2003          2003           2003
                             Before       Exceptional   After          After
                             Exceptional  Items         Exceptional    Exceptional
                             Items                      Items          Items
                             GBP'000      GBP'000       GBP'000        $'000

Turnover                     1,166,318          --     1,166,318     2,080,945

Cost of sales
 Interconnect and network     (766,942)         --      (766,942)   (1,368,378)
 Network depreciation         (204,417)         --      (204,417)     (364,721)
                              (971,359)         --      (971,359)   (1,733,099)

Gross profit (loss)            194,959          --       194,959       347,846

Operating expenses
 Selling, general and         (235,928)      2,453      (233,475)     (416,566)
  administrative
 Other depreciation and        (38,531)         --       (38,531)      (68,747)
  amortisation
                              (274,459)      2,453      (272,006)     (485,313)

Operating profit (loss)        (79,500)      2,453       (77,047)     (137,467)

Other income (expense)
 Interest receivable            26,718          --        26,718        47,670
 Interest payable and          (88,295)         --       (88,295)     (157,536)
  similar charges
 Amounts written off                --          --            --            --
  investment in own shares
 Gain on purchase of debt           --       7,589          7,589        13,540
 Exchange gain                   6,388          --          6,388        11,398
                               (55,189)      7,589       (47,600)      (84,928)

Profit (loss) on ordinary     (134,689)     10,042      (124,647)     (222,395)
activities before taxation
Taxation                            --          --            --            --
Profit (loss) for period      (134,689)     10,042      (124,647)     (222,395)
Basic and diluted loss per    GBP(0.09)    GBP0.01      GBP(0.08)       $(0.15)
share


There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents. All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.



Consolidated Statement of Total Recognised Gains and Losses

              Three months ended 31 December     Twelve months ended 31 December
                  2002       2003         2003         2002        2003         2003
                 GBP'000  GBP'000        $'000      GBP'000     GBP'000        $'000

Loss for the   (45,235)   (21,089)     (37,627)    (718,282)   (124,647)    (222,395)
 period
Exchange        22,749      2,035        3,631       49,030      31,002       55,314
 differences
Total          (22,486)   (19,054)     (33,996)    (669,252)    (93,645)    (167,081)
 recognised
 losses



Consolidated Reconciliation of Changes in Equity Shareholders' Funds

              Three months ended 31 December     Twelve months ended 31 December
                  2002       2003         2003         2002        2003         2003
                 GBP'000  GBP'000        $'000      GBP'000     GBP'000        $'000

Loss for       (45,235)   (21,089)     (37,627)    (718,282)   (124,647)    (222,395)
 period
Issue of            --      1,155        2,061          170       1,767        3,153
 share capital
Shares to be        16        (10)         (18)        (267)       (239)        (426)
 issued
Exchange        22,749      2,035        3,631       49,030      31,002       55,314
 differences
Net changes    (22,470)   (17,909)     (31,953)    (669,349)    (92,117)    (164,354)
 in equity
 shareholders'
 funds
Opening equity 977,480    880,802    1,571,528    1,624,359     955,010    1,703,929
 shareholders'
 funds
Closing equity 955,010    862,893    1,539,575      955,010     862,893    1,539,575
 shareholders'
 funds



                           Consolidated Balance Sheet


                                     At 31 December
                                     2002
                                                     At 31 December 2003
                                           GBP'000       GBP'000         $'000

Fixed assets
Intangible fixed assets (net)               10,639         9,493        16,937
Tangible fixed assets (cost)             2,695,499     2,934,503     5,235,740
Accumulated depreciation                (1,316,690)   (1,590,218)   (2,837,267)
Tangible fixed assets (net)              1,378,809     1,344,285     2,398,473
Investments in own shares                      206           195           348
Total fixed assets                       1,389,654     1,353,973     2,415,758

Current assets
Trade debtors                              189,788       199,849       356,571
Prepaid expenses and other debtors          74,606        66,834       119,245
Investments in liquid resources            889,590       742,143     1,324,132
Cash at bank and in hand                    45,292        60,239       107,478
Total current assets                     1,199,276     1,069,065     1,907,426

Total assets                             2,588,930     2,423,038     4,323,184

Capital and reserves
Called up share capital                     37,688        37,754        67,361
Share premium                            2,314,335     2,315,904     4,132,036
Merger reserve                              27,227        27,359        48,814
Shares to be issued                            454           215           384
Profit and loss account                 (1,424,694)   (1,518,339)   (2,709,020)
Equity shareholders' funds                 955,010       862,893     1,539,575

Provisions for liabilities and              87,368        62,860       112,155
charges

Creditors
Amounts falling due within one             352,653       352,736       629,349
year
Amounts falling due after more than
one year
Convertible debt                           639,829       700,131     1,249,174
Non-convertible debt                       554,070       444,418       792,931
Total amounts falling due after more     1,193,899     1,144,549     2,042,105
than one year
Total creditors                          1,546,552     1,497,285     2,671,454
Total liabilities, capital and           2,588,930     2,423,038     4,323,184
reserves





                        Consolidated Cash Flow Statement

                                              Three months ended 31 December
                                                  2002        2003        2003
                                               GBP'000     GBP'000       $'000

Net cash inflow from operating activities       26,898      34,915      62,295

Returns on investments and servicing of
finance
 Interest received                               8,553       6,249      11,149
 Interest paid, finance costs and similar      (24,396)    (22,303)    (39,793)
  charges
 Gain on cancellation of forward foreign            --          --          --
  currency contracts
 Net cash outflow from returns on investments  (15,843)    (16,054)    (28,644)
  and servicing of finance

Capital expenditure and financial
investment
 Purchase of tangible fixed assets              (72,393)   (32,673)     (58,295)
 Net cash outflow from capital expenditure and  (72,393)   (32,673)     (58,295)
  financial investment

Acquisitions and disposals
 Sale of subsidiary undertakings                     --        912        1,627
 Net cash sold with subsidiary                       --     (2,944)      (5,253)
 Net cash outflow from acquisitions and              --     (2,032)      (3,626)
  disposals

Management of liquid resources                    62,649    141,106     251,761

Financing
 Issue of ordinary shares                            --       1,156       2,063
 Purchase of convertible debt                        --          --          --
 Purchase of non-convertible debt                    --    (120,703)   (215,358)
Net cash outflow from financing                      --    (119,547)   (213,295)

Increase in cash                                  1,311       5,715      10,196



                        Consolidated Cash Flow Statement

                                             Twelve months ended 31 December
                                                  2002        2003        2003
                                               GBP'000     GBP'000       $'000

Net cash inflow from operating activities       139,279     147,866     263,823

Returns on investments and servicing of
finance
 Interest received                               39,227      26,526      47,328
 Interest paid, finance costs and similar       (71,268)    (63,849)   (113,919)
  charges
 Gain on cancellation of forward foreign          4,844          --          --
  currency contracts
 Net cash outflow from returns on investments   (27,197)    (37,323)    (66,591)
  and servicing of finance

Capital expenditure and financial
investment
 Purchase of tangible fixed assets             (412,115)   (140,973)   (251,524)
 Net cash outflow from capital expenditure     (412,115)   (140,973)   (251,524)
  and financial investment

Acquisitions and disposals
 Sale of subsidiary undertakings                     --         912       1,627
 Net cash sold with subsidiary                       --      (2,944)     (5,253)
 Net cash outflow from acquisitions and              --      (2,032)     (3,626)
  disposals

Management of liquid resources                  400,390     187,765     335,010

Financing
 Issue of ordinary shares                           110       1,630       2,908
 Purchase of convertible debt                   (55,573)     (9,606)    (17,139)
 Purchase of non-convertible debt               (41,704)   (134,869)   (240,633)
Net cash outflow from financing                 (97,167)   (142,845)   (254,864)

Increase in cash                                  3,190      12,458      22,228




Notes to Financial Statements


1.  Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial statements have been presented for the Group for the three and twelve months ended 31 December 2002 and 2003 and at 31 December 2002 and 31 December 2003.

The financial statements for the twelve months ended 31 December 2002 and 2003 and at 31 December 2002 and 2003 have been extracted from the Group's audited financial statements for those periods and do not constitute the Group's statutory accounts for those periods. The auditors have made a report on the Group's financial statements for the years ended 31 December 2002 and 2003 under
Section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act and is unqualified. The statutory accounts for the twelve months ended 31 December 2002 have been filed and the statutory accounts for the twelve months ended 31 December 2003 will be filed with the Registrar of Companies.

The financial statements for the three months ended 31 December 2002 and 2003 are unaudited and do not constitute statutory accounts within the meaning of
Section 240 of the Companies Act 1985. In the opinion of management, the financial statements for these periods reflect all the adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods in conformity with generally accepted accounting principles in the UK. All adjustments, with the exception of the exceptional items described in
Note 4, were of a normal recurring nature.

Accounting policies and presentation applied are consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2002.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 31 December 2003 and for the periods then ended at the rate of $1.7842 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.



2.  Segmental information

North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

Switched turnover comprises services that involve the transmission of voice, data or video through a switching centre. Non-switched turnover includes managed and non-managed network services, and bandwidth services.

Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover includes services to corporate and government accounts.

For the three months ended 31 December 2002 and 2003, turnover by region was as follows:


               Three months ended 31 December 2002
               Corporate   Wholesale       North     Central    South          Total
                                                     Region     Region
                                          Region
                 GBP'000     GBP'000     GBP'000     GBP'000   GBP'000       GBP'000

Switched          75,761      79,316      49,062      69,392    36,623       155,077
Non-Switched      80,498      27,310       39,255     37,422    31,131       107,808
Other                125         166            8        160       123           291
Total            156,384     106,792       88,325    106,974    67,877       263,176



               Three months ended 31 December 2003
               Corporate   Wholesale       North    Central    South           Total
                                                    Region     Region
                                           Region
                 GBP'000     GBP'000      GBP'000    GBP'000   GBP'000       GBP'000

Switched          88,184      99,754       51,442     92,281    44,215       187,938
Non-Switched      93,185      25,127       41,610     42,768    33,934       118,312
Other                 --          13           --         13        --            13
Total            181,369     124,894       93,052    135,062    78,149       306,263


For the twelve months ended 31 December 2002 and 2003, turnover by region was as follows:

               Twelve  months ended 31 December 2002
               Corporate   Wholesale       North      Central    South           Total
                                           Region     Region     Region

                 GBP'000     GBP'000       GBP'000    GBP'000    GBP'000         GBP'000

Switched         294,757     328,626       187,595    285,724    150,064         623,383
Non-Switched     288,962     113,091       143,850    142,753    115,450         402,053
Other              1,040         782            65      1,328        429           1,822
Total            584,759     442,499       331,510    429,805    265,943       1,027,258



               Twelve months ended 31 December 2003
               Corporate   Wholesale       North      Central    South           Total
                                           Region     Region     Region

                 GBP'000     GBP'000       GBP'000    GBP'000    GBP'000         GBP'000
Switched         336,980     365,658       206,969    330,536    165,133         702,638
Non-Switched     354,794     107,610       165,554    162,949    133,901         462,404
Other                909         367            79        918        279           1,276
Total            692,683     473,635       372,602    494,403    299,313       1,166,318



3.   Loss per share

                       Three months ended 31 December         Twelve months ended 31 December
                       2002         2003         2003         2002         2003         2003
                    GBP'000      GBP'000        $'000      GBP'000      GBP'000        $'000

Loss for            (45,235)     (21,089)     (37,627)    (718,282)    (124,647)    (222,395)
period

Weighted average  1,507,238    1,508,922    1,508,922    1,507,164    1,507,771    1,507,771
of ordinary
shares('000)
Basic and diluted  GBP(0.03)    GBP(0.01)      $(0.02)    GBP(0.48)    GBP(0.08)      $(0.15)
loss per share




4.   Exceptional Items


Gain on purchase of debt

During 2003, the Group purchased some of its convertible and non-convertible debt for a cash outlay of GBP144.5 million (2002: GBP97.3 million) resulting in an exceptional gain of GBP7.6 million (2002: GBP101.7 million).


Disposal of subsidiaries

In December 2003 the Group sold COLT eCustomer Solutions France SAS ("Fitec") and COLT Internet AB (Sweden Internet) for a consideration of GBP0.9 million and GBP0.3 million respectively, which gave rise to a profit on disposal of GBP2.2 million on Fitec and GBP0.3 million on Sweden Internet. In the period to December 2003, Fitec's turnover was GBP9.2 million and its loss after tax was GBP3.3 million.


Severance

On 21 February 2002, the Group announced an operational effectiveness review programme to reduce staff levels by approximately 500. On 27 September 2002, the Group further announced a move to a pan-European organisation structure following the completion of the construction of its core network infrastructure enabling the reduction of employee numbers by up to a further 800. The operational exceptional charge of GBP18.3 million included in the total interconnect and network charges for the twelve months ended 31 December 2002, together with the operational exceptional charge of GBP18.9 million included in the selling, general and administration charges for the same period, represent the provisions in respect of the cost of these programmes.


Impairment

During 2002, the Group announced that given the downturn in the telecommunications industry and overall economic environment it was prudent to take further action to ensure that its asset base remained aligned with the realities of the market. As a result "Network depreciation" includes an exceptional charge of GBP508.0 million and "Other depreciation and amortisation" included an exceptional charge of GBP43.0 million, representing an impairment provision to write down the book value of fixed assets. These non-cash charges were computed in accordance with the requirements of FRS 11 "Impairment of fixed assets and goodwill".


Investments in own shares

In 2002 the Group recognised a charge of GBP0.4 million relating to the revaluation of shares held in the COLT Qualifying Share Ownership Trust for certain compensation plans.


Foreign exchange gain

In 2002, the Group realised an exceptional exchange gain of GBP4.8 million from the unwinding of forward foreign currency contracts previously held as a condition of a bank facility that was terminated in June 2002.



5a.   Net cash inflow from operating activities

                Three months ended 31 December   Twelve months ended 31 December
                   2002       2003       2003        2002       2003        2003
                GBP'000    GBP'000      $'000     GBP'000    GBP'000       $'000


Operating       (32,239)    (8,962)   (15,990)   (778,594)   (77,047)   (137,467)
 loss
Depreciation     59,901     59,662    106,449     812,888    242,948     433,468
 and
 amortisation
Exchange             20        264        471         540        387         691
 differences
Profit on            --     (2,453)    (4,377)         --     (2,453)     (4,377)
 disposal of
 subsidiaries
Decrease in       8,021      5,661     10,100      56,881     20,681      36,899
 debtors
Increase         (5,029)   (12,788)   (22,816)     24,948     (9,463)    (16,884)
 (decrease) in
 creditors
Movement in      (3,776)    (6,469)   (11,542)     22,616    (27,187)    (48,507)
 provision for
 liabilities
 and charges
Net cash         26,898     34,915     62,295     139,279    147,866     263,823
 inflow from
 operating
 activities



5b.   EBITDA reconciliation

                 Three months ended 31          Twelve months ended 31
                 December                       December

                    2002      2003       2003       2002       2003       2003
                 GBP'000   GBP'000      $'000    GBP'000    GBP'000      $'000

Net cash inflow   26,898    34,915     62,295    139,279    147,866    263,823
from operating
activities
Adjusted for:
Exchange             (20)     (264)      (471)      (540)      (387)      (691)
differences

Movement in       (8,021)   (5,661)   (10,100)   (56,881)   (20,681)   (36,899)
debtors
Movement in        5,029    12,788     22,816    (24,948)     9,463     16,884
creditors

Total working     (2,992)    7,127     12,716    (81,829)   (11,218)   (20,015)
capital
adjustments

Movement in        3,776     6,469     11,542    (22,616)    27,187     48,507
provision
for liabilities
and charges

Add back
 Exceptional          --        --        --       18,320        --         --
 interconnect
 and network
 charges
Exceptional           --        --        --       18,934        --         --
 selling and
 administrative
 charges
EBITDA before     27,662    48,247     86,082      71,548    163,448    291,624
 exceptional
 items



6.  Changes in cash and investments in liquid resources

              Three months ended 31 December      Twelve months ended 31 December
                  2002        2003         2003         2002        2003         2003
               GBP'000     GBP'000        $'000      GBP'000     GBP'000        $'000

Beginning of   978,094     934,404    1,667,164    1,304,477     934,882    1,668,016
 period
Net decrease   (62,649)   (141,106)    (251,761)    (400,390)   (187,765)    (335,010)
 in investments
 in liquid
 resources
 before
 exchange
 differences
Effects of      16,747       3,050        5,442       30,900      40,318       71,935
 exchange
 differences
 in investments
 in liquid
 resources
Net increase     1,311       5,715       10,196        3,190      12,458       22,228
 in cash before
 exchange
 differences
Effects of       1,379         319          569       (3,295)      2,489        4,441
exchange
differences
in cash
End of         934,882     802,382    1,431,610      934,882     802,382    1,431,610
period



7. Summary of differences between U.K. Generally Accepted Accounting Principles ("U.K. GAAP") and U.S. Generally Accepted Accounting Principles
    ("U.S. GAAP")

a.   Effects of conforming to U.S. GAAP - impact on net loss



             Three months ended 31 December         Twelve months ended 31 December
                   2002         2003         2003         2002         2003         2003
                GBP'000      GBP'000        $'000      GBP'000      GBP'000        $'000

Loss for        (45,235)     (21,089)     (37,627)    (718,282)    (124,647)    (222,395)
period
Adjustments:

Deferred           (329)        (197)        (351)      (1,946)      (1,012)      (1,806)
 compensation
 (i), (ii)
Amortisation        203          504          899        1,076        2,116        3,775
 of intangibles
 (iii)
Capitalised      (1,064)        (814)      (1,452)       3,662       (3,082)      (5,499)
 interest, net
 of depreciation
 (iv)
Profit on           260          261          466        1,044        1,044        1,863
 sale of IRUs (v)
Warrants (vi)       386           72          128         (991)         199          355
Installation     (3,852)       1,425        2,542       (3,172)       3,469        6,189
 revenue (vii)
Direct costs      3,852       (1,559)      (2,781)       3,172       (4,231)      (7,549)
 attributable
 to installation
 revenue (vii)
Impairment       (2,810)      (2,805)      (5,005)     104,390      (11,221)     (20,020)
(viii)
Payroll taxes on    (68)         385          687          (68)         385          687
 employee share
 schemes (ix)

Amount written      409           --           --          409           --           --
 off investment
 in own shares (x)
Unrealised gain      --           --           --         (424)          --           --
 on forward
 foreign exchange
 contracts (xi)
Loss for        (48,248)     (23,817)     (42,494)    (611,130)    (136,980)    (244,400)
 period under
 US GAAP
Weighted      1,507,238    1,508,922    1,508,922    1,507,164    1,507,771    1,507,771
 average
 number of
 ordinary
 shares
 ('000)
Basic and     GBP(0.03)    GBP(0.02)      $(0.03)    GBP(0.41)    GBP(0.09)      $(0.16)
diluted loss
per share



(i) On 15 July 1998, the Group completed the acquisition of ImagiNet. A total of 1,395,292 ordinary shares were issued at completion. An additional 476,208 remained to be issued during 1999 and 2000 subject to certain criteria being met.


On 3 July 2001 the Group acquired all the share capital of Fitec. A total of 1,518,792 ordinary shares and 4.04 million Euros was paid at completion, with an additional 1.2 million Euros and 317,784 shares to be earned over the two year period ending June 2003, subject to certain conditions being met. The final payments were made in July 2003.


Under U.K. GAAP, the deferred shares and payments have been included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired is attributed to goodwill and is being amortised over its estimated economic life.


Under U.S. GAAP, these deferred shares and payments are excluded from the purchase consideration and recognised as compensation expense in the profit and loss accounts over the period in which the payments vest. The total compensation charge for the three and twelve months ended 31 December 2002 was GBP0.1 million and GBP1.2 million respectively and for the three and twelve months ended 31 December 2003 nil and GBP0.3 million respectively.


(ii) The Group operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned.


Also under U.S. GAAP, an employers offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and of those awards that are retained by employees because the offer is declined, variable accounting continues until the award is exercised, forfeited or expires unexercised. New awards are accounted for as variable to the extent that the previous, higher priced options are cancelled.


The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with unearned compensation being charged to the profit and loss account over the vesting period. The total compensation charge for the three and twelve months ended 31 December 2002 was GBP0.2 million and GBP0.8 million respectively and for the three and twelve months ended 31 December 2003 GBP0.2 million and GBP0.7 million respectively.


(iii) Under U.S. GAAP, goodwill with indefinite useful lives is not amortised but is tested for impairment annually. Under U.K. GAAP goodwill is amortised on a straight line basis over its useful economic life.


At 30 September 2002, as set out in note (viii), the Group completed an impairment review of its reporting units. As a result the goodwill and other intangible assets attributable to Fitec were considered fully impaired and written off. These were also written off in full for U.K. GAAP purposes.


The Group had unamortised goodwill of GBP8.5 million at 31 December 2003, which is no longer amortised under U.S. GAAP but will be assessed for impairment annually. Amortisation expense related to goodwill, under U.K. GAAP, was GBP0.2 million and GBP1.1 million for the three and twelve months ended 31 December 2002 respectively and GBP0.5 million and GBP2.1 million for the three and twelve months ended 31 December 2003 respectively.


(iv) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.


(v) In 2000 and 2001 the Group concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics which qualify the transactions as outright sales under U.K. GAAP. Under U.S. GAAP, these sales are treated as 20-year operating leases. The adjustment reflects the recognition of profit under U.S. GAAP on the sale of IRUs concluded in prior years.


(vi) The Group has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value. Hence for U.K. GAAP purposes the warrants have been recognised at nil. Under U.S. GAAP, the warrants are recorded at fair value with unrecognised gains and losses reflected in the profit and loss account.


(vii) In accordance with SAB 101 "Revenue Recognition in Financial Statements", for the three and twelve months ended 31 December 2002 and 2003, customer installation revenues together with attributable direct costs are recognised over the expected customer relationship period. The expected relationship period for wholesale customers was reduced during the three months ended
30 June 2002. At 31 December 2003, the cumulative increase in net losses under SAB 101 was GBP0.8 million, representing cumulative deferred installation revenues of GBP54.2 million and costs of GBP53.4 million.


(viii) During the quarter ended 30 September 2002, the Group recorded charges of GBP443.8 million under U.S. GAAP to reflect the impairment of goodwill (see note iii), network and non-network fixed assets, resulting in a GAAP difference of GBP107.2 million. For the three and twelve months ended 31 December 2003 depreciation in the amount of GBP2.8 million and GBP11.2 million respectively was recorded in respect of the assets which had not been impaired for U.S. GAAP purposes.


(ix) The Group operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of employer payroll taxes is recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.


(x) Under U.K. GAAP, shares held by a QUEST and similar employee share trusts are recorded as fixed asset investments as cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds.


(xi) The Group entered into forward foreign exchange contracts for payments relating to its U.S. dollar denominated senior discount notes, all of which have now been purchased. As a result, the Group recognised an unrealised gain on that ineffective portion of the hedge attributable to the purchased notes. The forward contracts were cancelled in June 2002. The resulting gain of GBP4.8 million was recognised for U.K. and U.S. purposes. The adjustment of GBP0.4 million in 2002 is to reverse the unrealised gain already recognised in 2001.


b.       Effects of conforming to U.S. GAAP - impact on net equity

                                                         ------------------
                                                         At 31 December 2003
                                                         ------------------
                                                          GBP'000        $'000

Equity shareholders' funds for the Company                862,893    1,539,575
U.S. GAAP adjustments:
Adjustment for deferred compensation (i), (ii)            (10,766)     (19,209)
Unearned compensation (i), (ii)                            (1,510)      (2,694)
Additional paid in share capital (i), (ii)                 12,276       21,903
Own shares held in trust (xii)                               (195)        (348)
Amortisation of intangibles (iii)                           6,016       10,734
Warrants (vi)                                               1,051        1,875
Payroll taxes on employee share schemes (ix)                  385          687
Impairment (viii)                                          93,169      166,231
Profit on sale IRUs (v)                                   (17,723)     (31,621)
Capitalised interest, net of depreciation (iv)             37,879       67,584
Deferred profit on installations (vii)                       (762)      (1,360)
Approximate equity shareholders' funds under U.S. GAAP    982,713    1,753,357


(i) - (xi) See note a. for description and adjustment.


(xii) Under U.K. GAAP, shares held by a QUEST, and similar employee share schemes, are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds. The adjustment reflects the net impact on U.S. GAAP equity after U.K. GAAP write-offs.


c.   Effects of conforming to U.S. GAAP - stock options


At December 2003 the Group had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Group elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Group's loss for the three and twelve months ended 31 December 2003 would have been GBP27.5 million ($49.1 million) and GBP153.0 million ($273.1 million) respectively.


Forward Looking Statements


This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Group wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Group's actual results and could cause the Group's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Group. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses, (ii) the ability of the Group to expand and develop its networks in new markets, (iii) the Group's ability to manage its growth, (iv) the nature of the competition that the Group will encounter and (v) unforeseen operational or technical problems. The Group undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

Enquiries:

COLT Telecom Group plc
John Doherty
Director Corporate Communications
Email: jdoherty@colt.net
Tel: +44 (0) 20 7390 3681





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 24 February, 2004                             COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary